
October 10, 2018

Jay Wells
Chief Financial Officer
Cott Corporation
4221 West Boy Scout Blvd.
Suite 400
Tampa, Florida 33607

      Re: Cott Corporation
           Form 10-K for Fiscal Year Ended December 30, 2017
           Filed February 28, 2018
           File No. 001-31410

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 39

1.   Your disclosure indicates that management believes non-GAAP measures such as free cash flow and adjusted free cash flow provide useful information to investors about the amount of cash generated by your business that can be used for strategic opportunities, including investing in your business, making strategic acquisitions, paying dividends, and strengthening the balance sheet. Please tell us how your disclosure is consistent with

Question 102.07 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations considering you have a significant amount of outstanding debt that has mandatory debt service requirements.

2. You exclude acquisition and integration cash costs in computing your adjusted free cash flow, which appears to be a non-GAAP liquidity measure. Please tell us how the exclusion of such charges requiring cash settlement from your non-GAAP measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

Results of Operations, page 43

3. Please disclose the underlying drivers for changes in each segment´s operating income, as shown in your segment footnote, between reporting periods. If there are multiple drivers, please discuss and quantify the effect of each driver identified. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining